

Silvia Mah PhD, MBA · 2nd

Accelerator | Connector | Investor | Advocate 4 diverse founders in San Diego

San Diego County, California, United States · 500+ connections · **Contact info**

She Invests!

University of California, Sa... Diego - Rady School of...

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Forbes: How The Investment Ecosystem Is Shifting This Year
Forbes

Virtual is here to stay, and more meetings and events are shifting online.

Joined clubhouse yet? You gotta! I host 2 POWER HOURS a week through She...

 Silvia    Amy    Barbara

 Bethany    Annie    Sesha

  

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Forbes: I Isolation
Forbes

This year were a ke

Activity

9,389 followers

 **Check it out... the Founders of Color Showcase website is LIVE! Again, so...**
Silvia shared this
15 Reactions · 4 Comments

 **Yessss!!! Love connecting all my worlds!!!! I texted Taylor Fields and**
Silvia replied to a comment

 **So so proud of you!!!!**
Silvia commented

 **Yes — fantastic founder !!**
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Experience

 **She Invests!**
4 yrs 2 mos

○ **Author: Power of Purpose: Servant Leadership in the Startup World (pub 3/31)**
Sep 2019 – Present · 1 yr 8 mos

As an active angel investor, entrepreneur, and ecosystem builder, Servant Leadership is alive and well in the startup world, but it is not talked about too much. I've interviewed countless investors and entrepreneurs to compile data on the FRAMEWORK of Servant leadership and STEPS to become more of a servant leader in the startup world.

First publication of this book was an MVB (Minimal Viable Book) spiral-bound edition, in honor of startup strategies, and gifted at a keynote address in downtown San Diego along with Respect Expert & founder of the Center for Respectful Leadership, Gregg Ward an ...see more

 **Power of Purpose Book - MVB edition**

○ **Strategic Consulting - grant writing, fundraising, startup growth, mastermind groups**
Jan 2020 – Present · 1 yr 4 mos

Book a FREE intro strategic session to start your project for a grant writer or uplevel your business: https://calendly.com/silviamah1/strategy-session

GRANT WRITING: As an operator and fundraiser / grant writer of multiple accelerat ...see more

○ **CEO**
Mar 2017 – Present · 4 yrs 2 mos
Greater San Diego Area

She Invests! is a collaborative movement aimed to increased the diversity of female investors across the venture table. A three-pronged approach to equipping ore women to find their venture voice and activate their capital, (1) She Invests! podcasts highlights female angel investors and women VCs and their venture investments, (2) She Invests! book (pu …see more

Speaker
May 2017 – Present · 4 yrs

Dr. Silvia Mah speaks passionately about her mission to promote, nurture, and invest in transformational startups that allow women & diverse founders to excel around the world. As a speaker, she has traveled the world delivering keynotes at Google, LatAm Conference in Chile, and more! …see more

Podcast Host
Mar 2017 – Present · 4 yrs 2 mos

This is the show where I highlight the growing number of female angel investors, the real unicorns. My mission is to equip female angel investors with more knowledge about how to invest, finding their tribe, and collaborating. From deal flow to exits, women have been gaining experience. Let's learn from each other. We can only improve our representation ar …see more

San Diego Angel Conference

2 yrs 7 mos

Co-fund Manager
Jun 2019 – Present · 1 yr 11 mos
San Diego, California, United States

Co-fund manager team of ~7 passionate individuals to assist in the growth of the San Diego Angel Conference. The mission of the SDAC is to empower, educate and provide funding opportunities through a fund of low minimums for increased engagement for aspiring and existing angel investors; the entire vision is lead by the founder, Mysty Rusk.   ...see more

Fund Manager
Oct 2018 – May 2019 · 8 mos
San Diego, California

As a member of the growing number of female angel investors, venture capitalists and fund managers, bringing more diverse opportunities for founders and funders to connect and make concrete funding transactions is very important. Thus, the SDAC (San Diego Angel Conference) was born through robust collaborations amongst Mysty Rusk, John Se ...see more

Forbes Innovation & Business Contributor

Forbes Business Council · Contract

Dec 2019 – Present · 1 yr 5 mos

Official Member at Forbes Business Council & regular Forbes contributor - all articles linked below. Reach out for clarifications, academic discussions or strategic advisory. Always here to help.

...see more



Co-Founding Partner

adastra.ventures

Jan 2018 – Present · 3 yrs 4 mos

Solana Beach, California

AD ASTRA — an accelerator program designed to scale your business.
Co-founded with 2 other amazing investors: Allison Long Pettine and Vidya Dinamani.

THE AD ASTRA PROGRAM   ...see more

MBA Mentor

Biola University Crowell School of Business · Seasonal

Oct 2018 – Present · 2 yrs 7 mos

La Mirada, California, United States

My ministry - to serve the students and faculty at the Biola University Crowell School of Business as an expert mentor in impact investing, business analytics, biz strategy, and startup advising. In particular, I have mentored yearly as a panelist for the Biola graduating seniors' strategic management case presentations. The strategic management cou ...see more

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Education

University of California, San Diego - Rady School of Management

MBA, Business Strategy and Marketing

2008 – 2010

Activities and Societies: Founder and President, Rady Lady women's network

University of California San Diego

- Scripps Institution of Oceanography - PhD, Marine Biology

1997 – 2004

Activities and Societies: AWIS (American Women in Science), AAUW (American Association of University Women), SCOPE (Scripps Community Outreach Program for Education)

Thesis on the molecular and biochemical analysis of species-specific proteins in sea urchins.

Pepperdine University

BS, Biology
1991 – 1995
Activities and Societies: Golden Key National Honor Society, Pi Gamma Phi

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Volunteer experience

Honduras Missions Trip Director
Grace Point Church
Jul 2018 – Present • 2 yrs 10 mos
Social Services

As the director of the Honduras Missions Trip, I am blessed to:
-Lead the missionaries to San Pedro Sula, Honduras, to bless the families at Cristo Centro Church and CDI with the word, supplies, food and inspiration
-Coordinate a team of leaders to take a group of 15-20 missionaries to the slums of Honduras
-Oversee the logistics of an international trip
-Collaborate with Hands for Honduras leaders for increased children sponsorship through the trip
-Translate as necessary between locals and Americans
-Manage the relationship between the church, religious leaders in Honduras, leaders of other missionary efforts and missions directors at Grace Point Church
-Lead the efforts of prepping high school students for international missionary work

Company Coach for the 2018 ACA Innovation Showcase.
Angel Capital Association
Apr 2018 – Present • 3 yrs 1 mo
Education

A company coach for the 2018 ACA Innovation Showcase is a prestigious honor to advise startups on pitching their startups at the plenary session at the annual Angel Capital Association summit.

The Showcase is where early stage companies come to get their investment proposition in front of ACA members at ACA's Summit. These are companies that are seeking to broaden their connections with angels and capital raising opportunities. They have been sponsored by ACA member groups, the National Institutes, business accelerators and incubators, and universities. They come from a wide variety of industry segments, but the majority are in the life sciences field.

This year more than 20 companies will exhibit and present at the Summit in Boston, from Wednesday, April 18 – Friday, April 20, 2018. As a proud ACA member the job of the coach is to advise the company how to tell their story using language and story lines that meet the needs of angel investors.

Advisory Board Member, California Institute for Innovation & Development (CIID)

University of California San Diego

Aug 2016 – Present • 4 yrs 9 mos

Education

The overarching goal of CIID is to strengthen and expand the entrepreneurial ecosystem at the University of California, accelerate technology transfer into the marketplace. Startups and innovation are engines of job creation. Entrepreneurs are creating new jobs, building new industries, and solving some of our toughest global challenges. The continuing economic expansion in the 21st century depends in part on our ability to recognize, translate, and capitalize on ground-breaking discoveries from science and engineering research and availability of educated and capable workforce for today's knowledge-based global economy.

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